Exhibit 99.9

CONSENT OF ROBERT BROWN

To:United States Securities and Exchange Commission

Re:	Great Panther Mining Ltd. (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”).

I hereby consent to the use of my name in connection with the quotation, summary or incorporation by reference of the portions prepared by me of the following technical report (the “Technical Report”):

•	NI 43-101 Report on the Topia Mine Mineral Resource Estimates, dated February 28, 2019.
•

NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects, dated February 20, 2017.

•	NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, dated December 22, 2020.
•	NI 43-101 Report on the Topia Mine Mineral Resource Estimates as of March 31st, 2021, dated February 11, 2022.
•	NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico, dated February 28, 2022.

and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-258604) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 2nd day of March, 2022

“Signed Robert F. Brown”
_______________________________________
Robert F. Brown, P. Eng.